Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended				For the Six Months Ended
	June 30,				June 30,
	2009(1)		2008(1)		2009(1)		2008(1)
Earnings:
Add:
Loss before income taxes and noncontrolling interest	$(8,115)		$(25,946)		$(11,940)		$(38,751)
Fixed charges	32,305		27,181		60,992		53,034
Amortization of capitalized interest	3		3		6		6
	24,193		1,238		49,058		14,289
Subtract:
Interest capitalized	—		25		—		25
Distributions to noncontrolling interest holders	1,970		2,284		4,287		5,631
	1,970		2,309		4,287		5,656
Earnings	$22,223		$(1,071)		$44,771		$8,633

Fixed Charges:
Interest expense	$26,674		$23,003		$49,784		$45,410
Interest capitalized	—		25		—		25
Portion of rentals deemed to be interest	5,631		4,153		11,208		7,599
	$32,305		$27,181		$60,992		$53,034

Ratio of earnings to fixed charges	0.7	x	(0.0	)x	0.7	x	0.2	x

(1)

For the three and six months ended June 30, 2009 and 2008, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $10.1 million and $28.3 million less than fixed charges for the three months ended June 30, 2009 and 2008, respectively, and $16.2 million and $44.4 million less than fixed charges for the six months ended June 30, 2009 and 2008, respectively.